Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-42766



                                 INNOVACOM INC.


                           Prospectus Supplement No. 7
                      (To Prospectus Dated August 30, 2000)

     This supplement number 7 supercedes and replaces supplements numbers 1 through 6. You should read this prospectus supplement number 7 and the related prospectus dated August 30, 2000, carefully before you invest. These documents contain information you should consider when making your investment decision.

     On December 21, 2000, we requested our fourth draw down to Jashell Investments Limited in connection with the common stock purchase agreement dated June 19, 2000, as amended on July 26, 2000, evidencing an equity draw down facility between us and Jashell Investments Limited. The draw down began on December 21, 2000, ended on January 10, 2001, and settled on January 12, 2001. During this period, Jashell Investments Limited purchased a total of 4,482,909 shares of our common stock at an average purchase price of $0.0692 per share which represents 79% of the Volume Weighted Average Daily Price of our common stock as quoted on the OTC Bulletin Board during that period of $0.0876 per share. These purchases resulted in aggregate proceeds of $250,000 being paid to us by Jashell Investments Limited. In addition, we paid Jashell Investments Limited an additional $33,333, as part of the draw down pursuant to the common stock purchase agreement. In connection with our December 21, 2000, draw down notice, we indicated no threshold price.

     Prior to our fourth draw down, we had three prior draw downs with Jashell Investments Limited which can be summarized as follows:


        Draw Down              Gross Proceeds           Shares Issued        Average Purchase Price
        ---------              --------------           -------------        ----------------------
           1A                         $375,000               1,185,471                  $0.3163
           1B                         $188,418                 760,000                  $0.2479
           2A                         $109,091                 498,227                  $0.2190
           2B                         $200,000               1,225,698                  $0.1632
           3A                         $251,461               2,330,710                  $0.1079
           3B                         $300,000               3,783,394                  $0.0793


     Each draw down was divided into two tranches. Pursuant to the common stock purchase agreement, for the first six draw downs, we will pay or have paid
Jashell Investments Limited a fee of $33,333 from the proceeds of the first tranche of each draw down. Further during the first draw down, and the first tranche of the second drawn, we indicated a threshold price of $0.25 per share. Since the second tranche of the second drawn down, we have indicated no threshold price.

     The shares issued in connection with the three prior draw downs include shares that were acquired upon the exercise of warrants. Under the terms of the common stock purchase agreement with Jashell Investments Limited, in connection with each drawn down, Jashaell Investments Limited has the right to request a warrant to purchase up to one-half of the number of shares of common stock issued in such draw down at an exercise price equal to the average purchase price of the common stock issued in the draw down. The term of the warrant is for a 22 business day period. As of the date of this supplement, all outstanding warrants issued in connection with the prior draw downs have been either exercised in whole or in part or expired. No warrants were issued in connection with the fourth draw down.

     The attached prospectus relates to the resale of shares acquired by Jashell Investments Limited pursuant to the stock purchase agreement and pursuant to the exercise of warrants held by Jashell Investments Limited. Because Jashell Investments Limited may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold, if any, after the completion of the offering.

     The proceeds from the sale of common stock issued to the Jashell Investments Limited will be used for working capital. Although we have received cash from the sale of our products and from the settlement of litigation, our operations have been primarily financed from the sale of our common stock pursuant to the common stock purchase agreement. As disclosed in the prospectus, the sale of the common stock has had a substantial dilutive effect on our existing shareholders. Until we achieve sufficient sales of our products to finance our operations, which we do not anticipate in the near future, we will need additional financing for our operations. In the past, we have relied on borrowings, and more recently the sale of our common stock pursuant to the common stock purchase agreement, to finance our operations. We are continuing to review all strategic alternatives available to us.

     In September 2000, Mr. Robert Sibthorpe and, in a letter dated December 8, 2000, Mr. John Champlin, resigned from the board. Our board of directors currently consists of Messrs. Alioto, Casey, Low and Koz. At this time, we are focusing our efforts on business and do not intend to seek replacement directors in the near future.


           The date of this prospectus supplement is January 12, 2001.